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Dear Sirs/Mesdames:

Bank of Montreal – National Policy 31
(Change of Auditors of a Reporting Issuer)

We have read the Notice of Change of Auditor (the “Notice”) dated the 25th day of November, 2003 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Accountants
Toronto, Canada
November 25, 2003

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.